March 13, 2006

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re:	Integral Vision, Inc. (the “Company”) File No. 000-12728 Letter to Company dated November 30, 2005, referencing staff review of Form 10-K for the year ended December 31, 2004 and other filings

Dear Ms. Sherman:

This letter is provided in response to your letter dated February 10, 2006. We appreciate the Commission’s review process in order to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

We offer the following responses and explanations in the order of, and directed to, the specific comments in your letter:

Form 10-K for the year ended December 31, 2004

Note C - Long Term Debt and Other Financing Arrangements, page 32

1.	Please refer to our prior comment 7. Please respond to the following:

▪	Please provide us with further details about how you determined the value of the beneficial conversion feature during fiscal 2004 and the first and second quarter of fiscal 2005.

Response

The modification date for the Class 3 Notes convertible into shares of the Company’s common stock at $.75 per share was May 6, 2004. The Company issued approximately $627,000 of these Class 3 Notes on that date. The price per share of Integral Vision’s common stock on May 6, 2004 was $2.20, which would indicate a beneficial conversion feature. However, the entire amount was recorded

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
March 15, 2006

as debt in 2004 and no amount was allocated to additional paid-in capital. Had the proceeds been allocated to additional paid-in capital in accordance with EITF 98-5 paragraph 6, interest expense and the net loss for the year ended December 31, 2004 would have been increased by $170,000 which equates to a .01 increase in net loss per share. Interest expense and net loss would have increased by $64,000 and $8,000 for the quarters ended March 31, 2005 and June 30, 2005. See Attachment A for the detailed calculation.

▪
Please reconcile the amount of net loss would have increased for the year ended December 31, 2004, $170,000 appears in the narrative part of your response, while it appears the increase in the amounts presented in the table is approximately $270,000.

Response
The actual increase in the net loss in 2004 is $170,000. The net loss amount reported in the table $2,729,000 was reported in error. The actual amount reported in the table should have been $2,629,000.

▪
Please provide us with a SAB 99 analysis regarding the materiality of the misstatement. It appears to us from your table that a $270,000 increase in your net loss for the year ended December 31, 2004 represents an approximate 11% increase in your net loss over that reported.

Response
The actual increase in the net loss for the year 2004 would have been $170,000, which represents a 7% increase in the net loss for the year as indicated above.

While percentage thresholds are often used as a basis for determining materiality, SAB 99 states that exclusive reliance on percentage or numerical thresholds has no basis in the accounting literature or the law. Materiality concerns the significance of an item to users of the financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. The omission or misstatement of an item in a financial report is material if in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In determining whether the $170,000 was material we considered various relevant circumstances and qualitative characteristics such as:

o	Whether the misstatement masks a change in earning or other trends.

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
March 15, 2006

o	Whether the misstatement changes a loss into income or vice versa.

o	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

o	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

We considered the above factors along with the concept that a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Given these considerations, it is the Company’s judgement that is the unrecorded $170,000 did not have an effect on the above-mentioned circumstances.

o	The Company’s loss trends are as follows: 2002 $2.23m; 2003 $1.937m; 2004 (as reported) $2.459m.

o	The unrecorded amount would not have placed the Company into an income position.

o	The misstatement effect has no affect on either regulatory compliance or other contractual requirements.

In summary management does not believe the affect of not recording the $170,000 would have modified a reasonable person’s assessment of the financial condition of the Company, based on our circumstances and qualitative assessment.

Form 10-Q for the period ended September 30, 2005

Notes to Consolidated Financial Statements, page 9

Note A - Significant Accounting Policies, page 9

2.
Please refer to our prior comment 10. We see that the Series A Preferred Shares were issued on April 12, 2005 and then subsequently converted into common shares on June 27, 2005. The fact that the shares were converted within the same reporting period does not eliminate the need to properly account for the issuance of the preferred shares, however. Please respond to the following:

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
March 15, 2006

▪
We see from your response that your common stock was trading at $1.63 per share on April 12, 2005 and the per share conversion price of the preferred stock was $1.00 per share. Further we see your conclusion that this would indicate that the preferred stock had a beneficial conversion feature of $.63 per share, which does not, in and of itself, appear to be material. However, we also noted that the Company issued warrants to purchase up to 3.5 million shares of common stock in conjunction with the preferred shares. Please tell us how you accounted for the warrants at the date of issuance. We draw your attention to note 4 of paragraph 5 of EITF 98-5.

In order to determine the amount to be allocated to the beneficial conversion feature you must first allocate the proceeds between the convertible instrument and the detachable warrants using the relative fair value method. Please clarify your accounting and note we may have further comments after reviewing your response.

Response

The attached warrants to the common stock for the purchase of up to 3.5 million common shares are exercisable at a price of $1.60 per share. At $1.60, the value to allocate to the warrants would have been $105,000.

(Stock price - warrant price) x number of warrants
($1.63 - $1.60) x 3,500,000 shares = $105,000

The value assigned to preferred stock would have been $6,895,000 and the remaining $105,000 would have been assigned to additional paid in capital.
Based on the value of the warrants on the date of issuance, the amount per share for preferred stock would have been $.985 as opposed to $1.00. Prior to the end of the 2nd quarter the preferred shares had been converted to common stock. The initial recording of the transaction would have resulted in preferred stock of $6,895,000 and a credit of a $105,000 to additional paid in capital. Upon the conversion of the preferred shares to common shares, the entry would have been to increase common stock by $1,400,000 (par value $.20 per share x 7,000,000 shares) and the balance to additional paid in capital. Since the preferred stock was recorded in the same period there was no effect on additional paid-in capital or total equity. While this transaction has no effect on total equity, net loss or cash flows it does effect loss per share. The $105,000 allocated to the warrants would have been included in the loss per share calculation as an imputed dividend, however, the loss per share for the 2nd Quarter would have still been $.03 per share.

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
March 15, 2006

▪
Please also provide us with your analysis of the accounting for the embedded conversion feature and the warrants. Including your consideration of SAS 133, and EITF 00-19. Refer to guidance in Section II B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005 when preparing your response.

Response

The attached warrants meet the scope limitation as defined in paragraph 11 of SFAS 133. This paragraph states that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position should not be considered derivative instruments. The warrants are attached to the preferred stock and the price is in common stock. Based on these circumstances, the warrants need to be analyzed under EITF 00-19. In the case of the warrants, the Company would be required to settle the contract (the exercise of the warrants) by delivering unregistered shares. If the contract permits the Company to net-share settle the contract by delivery of unregistered shares, then it should be recorded as a permanent equity instrument.

The convertible preferred stock was convertible into unregistered shares and had an embedded conversion feature. Under paragraph 14 of EITF 00-19, delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement has not occurred within six months prior to the classification assessment date. Accordingly, assuming a failed registration statement does not preclude delivery of unregistered shares and the contract permits a company to net-share settle the contract by delivery of unregistered shares, the contract should be classified as permanent equity.

The terms of the Securities Purchase Agreement required the Company to file a registration statement in order to register the unregistered shares within 120 days of the effectiveness of the Securities Purchase Agreement. Upon the effectiveness of the Registration Statement, the preferred shares were converted into common stock. The Registration Statement was declared effective on June 27, 2005 and on that date the shares were converted from preferred to common. We believe we have complied with the provisions of EITF 00-19 and the embedded conversion feature should be recorded as permanent equity.

In connection with this response, as requested, the Company acknowledges:

Julie Sherman
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
March 15, 2006

•	The Company is responsible for the adequacy and accuracy of disclosure in filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your continued cooperation and assistance. If you have any questions, or require further information, please do not hesitate to contact me.

Sincerely,

Integral Vision, Inc.

/s/ Mark R. Doede
Mark R. Doede
Chief Financial Officer

ATTACHMENT A

Integral Vision, Inc.
Calculation of Benifical Conversion Feature of Class 3 Notes

					(fv)	(cv)					Effect on Earnings
					Fair				Amount			3 month	3 month
		Note	Note		Value of IV			Amount	to assign to	Monthly	Amortization	Amortization	Amortization
Note		Purchase	Maturity	Note	Stock Price	Conversions	Difference	to assign to	Warrants	Amortizatio	of interest at	of interest at	of interest at
Number	Name	Date	Date	Amount	@ 5/6/04	Price	(fv) and (cv)	debt	O.I.D	of O.I.D	12/31/04	3/31/2005	6/30/2005*
14	IBC Profit Sharing Plan	5/6/2004	7/3/2006	45,419.00	2.20	0.75	1.45	0	45,419.00	1,747	13,975	5,241	676
	Industrial Boxbaord Co.	5/6/2004	7/3/2006	12,444.00	2.20	0.75	1.45	0	12,444.00	479	3,829	1,436	185
15	John N. Hunter, IRA	5/6/2004	7/3/2006	12,444.00	2.20	0.75	1.45	0	12,444.00	479	3,829	1,436	185
	John R. Kiely, III Trust	5/6/2004	7/3/2006	46,910.00	2.20	0.75	1.45	0	46,910.00	1,804	14,434	5,413	698
16	Dale R. Kehoe	5/6/2004	7/3/2006	8,895.00	2.20	0.75	1.45	0	8,895.00	342	2,737	1,026	132
	Michael Kiely	5/6/2004	7/3/2006	1,660.00	2.20	0.75	1.45	0	1,660.00	64	511	192	25
17	Robert & Susan Klonoff	5/6/2004	7/3/2006	15,062.00	2.20	0.75	1.45	0	15,062.00	579	4,634	1,738	224
	Larrabure Trust	5/6/2004	7/3/2006	9,110.00	2.20	0.75	1.45	0	9,110.00	350	2,803	1,051	136
18	Margaret Kiely Trust	5/6/2004	7/3/2006	16,406.00	2.20	0.75	1.45	0	16,406.00	631	5,048	1,893	244
	Susan Pillsbury Trust	5/6/2004	7/3/2006	7,090.00	2.20	0.75	1.45	0	7,090.00	273	2,182	818	106
19	Robert W. Collis	5/6/2004	7/3/2006	850.00	2.20	0.75	1.45	0	850.00	33	262	98	13
	Charles J. Drake	5/6/2004	7/3/2006	90,297.00	2.20	0.75	1.45	0	90,297.00	3,473	27,784	10,419	1,344
20	Michael Warren	5/6/2004	7/3/2006	8,825.00	2.20	0.75	1.45	0	8,825.00	339	2,715	1,018	131
	Maxco	5/6/2004	7/3/2006	33,567.00	2.20	0.75	1.45	0	33,567.00	1,291	10,328	3,873	500
21	IBC Profit Sharing Plan & Trust	5/6/2004	2/27/2007	38,823.00	2.20	0.75	1.45	0	38,823.00	1,142	9,135	3,426	442
	Industrial Boxboard Co.	5/6/2004	2/27/2007	12,941.00	2.20	0.75	1.45	0	12,941.00	381	3,045	1,142	147
22	John N. Hunter, IRA	5/6/2004	2/27/2007	12,941.00	2.20	0.75	1.45	0	12,941.00	381	3,045	1,142	147
	John R. Kiely, III Trust	5/6/2004	2/27/2007	19,411.00	2.20	0.75	1.45	0	19,411.00	571	4,567	1,713	221
23	Dale R. Kehoe	5/6/2004	2/27/2007	6,470.00	2.20	0.75	1.45	0	6,470.00	190	1,522	571	74
	Robert & Susan Klonoff	5/6/2004	2/27/2007	12,941.00	2.20	0.75	1.45	0	12,941.00	381	3,045	1,142	147
24	Larrabure Trust	5/6/2004	2/27/2007	6,470.00	2.20	0.75	1.45	0	6,470.00	190	1,522	571	74
	Margaret Kiely Trust	5/6/2004	2/27/2007	38,823.00	2.20	0.75	1.45	0	38,823.00	1,142	9,135	3,426	442
25	Susan Pillsbury Trust	5/6/2004	2/27/2007	6,470.00	2.20	0.75	1.45	0	6,470.00	190	1,522	571	74
	Charles J. Drake	5/6/2004	2/27/2007	90,587.00	2.20	0.75	1.45	0	90,587.00	2,664	21,315	7,993	1,031
26	Michael Warren	5/6/2004	2/27/2007	10,353.00	2.20	0.75	1.45	0	10,353.00	305	2,436	914	118
	Maxco	5/6/2004	2/27/2007	62,117.00	2.20	0.75	1.45	0	62,117.00	1,827	14,616	5,481	707
				$627,326.00					$627,326.00		169,976	63,741	8,223

Conversion price	$0.75	per share	* July 12 days of amortization in 2nd Qtr as the debt was converted on April 12
# of shares convertible
(total note/ conversion price)	836,435	shares

Intrinsic Value of Conversion Feature
(fm-cv) x shares convertible

1.45 x 836,435 shares	$1,212,830

The intrinsic value of the conversion feature is greater than the total amount of debt ($1,212,830 vs. $627,326), therefore, the total amount of the note should be reduced by an Original Issue Discount (OID).

	Per 12/31/04 10k	Revised for Beneficial Conversion
Net loss (in thousands)	($2,459)	($2,629)
Shares o/s (in thousands)	13,435	13,435

Loss per share	($0.18)	($0.19)